Exhibit 99.1

BALLARD POWER SYSTEMS INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2005	December 31, 2004
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$146,430	$188,748
Short-term investments	114,031	51,511
Accounts receivable	5,617	10,266
Inventories	14,776	12,325
Prepaid expenses and other current assets	2,058	2,396
Current assets held for sale (note 3)	9,408	13,003
	292,320	278,249

Property, plant and equipment	64,186	66,846
Intangible assets	57,042	61,916
Goodwill	155,324	155,324
Investments	11,347	11,914
Long-term assets held for sale (note 3)	79,923	79,815
Other long-term assets	5,567	5,107
	$665,709	$659,171

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$18,433	$24,574
Deferred revenue	1,568	2,662
Accrued warranty liabilities	26,132	27,202
Current liabilities held for sale (note 3)	13,351	14,734
	59,484	69,172

Long-term liabilities	10,141	9,814
Long-term liabilities held for sale (note 3)	4,844	5,094
	74,469	84,080

Shareholders’ equity:
Share capital	1,279,062	1,231,689
Contributed surplus	8,124	6,902
Accumulated deficit	(695,710)	(663,264)
Cumulative translation adjustment	(236)	(236)
	591,240	575,091
	$665,709	$659,171

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ian Bourne”	“Douglas Whitehead”
Director	Director

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BALLARD POWER SYSTEMS INC.

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31
	2005	2004
Revenues:
Product revenues	$10,580	$13,222
Engineering service and other revenue	408	2,817
Total revenues	10,988	16,039

Cost of revenues and expenses:
Cost of product revenues	11,401	14,062
Research and product development	20,281	21,691
General and administrative	4,390	2,985
Marketing	2,072	2,234
Depreciation and amortization	6,914	11,749
Total cost of revenues and expenses	45,058	52,721

Loss before undernoted	(34,070)	(36,682)
Investment and other income	2,323	469
Loss on disposal and write-down of long-lived assets	(4)	(359)
Equity in loss of associated companies	(604)	(388)
Loss before income taxes	(32,355)	(36,960)
Income taxes	91	203
Net loss for period	(32,446)	(37,163)
Accumulated deficit, beginning of period	(663,264)	(487,857)
Accumulated deficit, end of period	$(695,710)	$(525,020)
Basic and diluted loss per share	$(0.26)	$(0.31)
Weighted average number of common shares outstanding	122,731,699	118,244,614

See accompanying notes to consolidated financial statements.

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BALLARD POWER SYSTEMS INC.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31
	2005	2004
Cash provided by (used for):
Operating activities:
Net loss for period	$(32,446)	$(37,163)
Items not affecting cash:
Compensatory shares	2,244	829
Depreciation and amortization	7,832	13,279
Loss on sale and write-down of long-lived assets	4	359
Equity in loss of associated companies	604	388
Other	(83)	(99)
	(21,845)	(22,407)
Changes in non-cash working capital:
Accounts receivable	4,649	2,243
Inventories	(2,451)	(3,493)
Prepaid expenses and other current assets	338	654
Accounts payable and accrued liabilities	(4,677)	(4,383)
Deferred revenue	(1,094)	1,505
Accrued warranty liabilities	(1,070)	3,633
Net current assets and liabilities held for sale (note 3)	2,212	(4,647)
	(2,093)	(4,488)
Cash used by operations	(23,938)	(26,895)

Investing activities:
Net increase in short-term investments	(62,520)	(50,868)
Additions to property, plant and equipment	(471)	(281)
Proceeds on sale of property, plant and equipment	61	94
Investments (note 2)	(37)	(2,112)
Other long-term assets	(460)	(412)
Long-term liabilities	160	369
	(63,267)	(53,210)
Financing activities:
Net proceeds on issuance of share capital (note 5)	44,887	—
Other	—	(4)
	44,887	(4)
Decrease in cash and cash equivalents	(42,318)	(80,109)
Cash and cash equivalents, beginning of period	188,748	278,099
Cash and cash equivalents, end of period	$146,430	$197,990

Supplemental disclosure of cash flow information (note 6)

See accompanying notes to consolidated financial statements.

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BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.              Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2004. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s Consolidated Financial Statements for the year ended December 31, 2004 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2004.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.              Investments:

During the three months ended March 31, 2005, the Corporation made an additional investment of nil (2004 – $1,656,000) in EBARA BALLARD Corporation representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders.  The Corporation also made an additional investment of $37,000 (2004 – $456,000) in Chrysalix Energy Limited Partnership.

3.              Assets held for sale:

On July 8, 2004, the Corporation entered into a non-binding Memorandum of Understanding (“MOU”) with its Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), under which it is proposed that DaimlerChrysler and Ford will acquire the Corporation’s 50.1% interest in Ballard Power Systems AG (“BPSAG”).  In exchange, DaimlerChrysler and Ford will return to the Corporation 9.0 million of its common shares that they currently own, valued at $73.8 million, based on the average quoted market price of the Corporation’s common shares around the announcement date of $8.20 per share.  These shares will then be cancelled.

The existing forward sale agreement related to the purchase by the Corporation of the remaining 49.9% interest in BPSAG from DaimlerChrysler in exchange for the Corporation issuing 7.6 million of its common shares, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford.  As the terms of the existing forward sale agreement required the purchase of the remaining 49.9% interest in BPSAG by the Corporation be completed by November 15, 2004, the agreement was extended and it is expected it will continue to be extended until the sale of BPSAG is completed.

As previously disclosed, the Corporation currently has a right of first offer to supply Ford with electric drives for its hybrid vehicles, and Ford may not compete with the Corporation in the research, development, commercialization, manufacture,

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marketing, sale and service of electric drives for hybrid vehicles.  During the quarter, it was agreed in principle that as part of the transaction, hybrid electric drives will be removed from the scope of the Alliance in exchange for $12.5 million, payable through the return to the Corporation of an additional number of its common shares owned by Ford.

As a result of the pending sale of BPSAG, the Corporation recorded an estimated loss of $23.1 million in the third quarter of 2004.  This loss resulted from writing down the goodwill of BPSAG to the estimated proceeds to be received.  The overall loss on the sale of BPSAG is dependent on a number of variables, including changes in the Corporation’s net investment in BPSAG and purchase price adjustments.  Included in the assets and liabilities held for sale are:

	March 31 2005	December 31 2004
Accounts receivable	$2,986	$4,564
Inventories	6,253	8,320
Prepaid expenses	169	119
Current assets held for sale	$9,408	$13,003

Property, plant and equipment	$10,574	$10,466
Intangible assets	27,416	27,416
Goodwill	41,933	41,933
Long-term assets held for sale	$79,923	$79,815

Accounts payable and accrued liabilities	$7,721	$10,459
Deferred revenue	1,393	94
Accrued warranty liabilities	4,237	4,181
Current liabilities held for sale	$13,351	$14,734

Long-term liabilities held for sale	$4,844	$5,094

While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction.  Completion of the transaction remains subject to the signing of definitive agreements, further approvals of the board of directors and shareholders of the Corporation and any required approvals of regulatory agencies in Canada, the United States and Germany, all of which are expected to occur in the second half of the year.

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4.              Employee future benefits:

The Corporation maintains two defined benefit pension plans.  The benefits under the pension plans are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s employee future benefit plans, in aggregate, is as follows:

	Three months ended March 31
	2005	2004
Pension plans	$348	$392
Other benefit plans	118	94
	$466	$486

5.              Share capital:

During the three months ended March 31, 2005, the Corporation issued 4,457,545 of its common shares at CAD $12.34 per share subsequent to the Corporation’s unconditional exercise, in December 2004, of its right to call a CAD $55 million equity investment from DaimlerChrysler and Ford.

During the three months ended March 31, 2005, compensation expense of $961,000 (2004 – $889,000) was recorded in net income as a result of fair value accounting for share options.

During the three months ended March 31, 2005, 779,250 (2004 – 532,152) options for shares were granted with a weighted average fair value of $3.95 per share (2004 - $6.72) and vesting periods of three years.  The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended March 31
	2005	2004
Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	60%	63%
Risk-free interest rate	4%	4%

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

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	Three months ended March 31
	2005	2004
Net loss	$32,446	$37,163
Compensation charge related to options granted	4,050	4,107
Pro-forma net loss	$36,496	$41,270
Pro-forma basic and diluted loss per share	$0.30	$0.35

As at March 31, 2005, options to purchase 6,492,840 common shares were outstanding.

6.              Supplemental disclosure of cash flow information:

	Three months ended March 31
	2005	2004
Income taxes paid	$38	$83
Non-cash financing and investing activities
Compensatory shares	$2,365	$2,050

7.              Segmented financial information:

The Corporation operates in three market segments, Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete proton exchange membrane (“PEM”) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of products ranging from fuel cell power generation products to power electronics for the Power Generation market segment.  The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, management does not classify asset information on a

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segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis.  No change in segment definition has been made in the quarter.

	Three months ended March 31
	2005	2004
Revenues
Transportation	$7,474	12,060
Power Generation	853	$773
Material Products	2,661	3,206
	$10,988	$16,039
Segment income (loss) for period(1)
Transportation	$(7,471)	(5,690)
Power Generation	(1,118)	$(3,215)
Material Products	(508)	(123)
Total	(9,097)	(9,028)

Corporate amounts
Research and product development	(11,597)	(10,686)
General and administrative	(4,390)	(2,985)
Marketing	(2,072)	(2,234)
Depreciation and amortization	(6,914)	(11,749)
Investment and other income	2,323	469
Loss on sale and write-down of long-lived assets	(4)	(359)
Equity in loss of associated companies	(604)	(388)
Loss before income taxes	$(32,355)	$(36,960)

(1)          Research and product development costs directly related to segments are included in segment income (loss) for the period.

8.              Guarantees and contingencies:

The Corporation has issued a letter of credit in the amount of $1,151,000 related to a lease agreement for premises.  The letter of credit expires December 2005.

9.              Financial instruments:

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  The forward foreign exchange contracts are accounted for using the fair value method of accounting, and as such, the Corporation records the fair value on the balance sheet and recognizes the changes in these fair values as gains or losses in the period.  As at March 31, 2004, forward foreign exchange contracts to purchase 3,000,000 Euros, which expired in 2004, were outstanding.   There were no such contracts outstanding at March 31, 2005.

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BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three months ended March 31, 2005. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2004. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2004. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2004. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated April 18, 2005.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

Our net loss for the three months ended March 31, 2005, was $32.4 million, or ($0.26) per share, compared with a net loss of $37.2 million, or ($0.31) per share, for the same period in 2004. The primary reason of the lower loss in 2005 is a $4.8 million decline in depreciation and amortization, a $1.7 million favourable swing in foreign exchange and a $1.4 million decline in research and development expenses, partly offset by a $2.4 million decline in engineering service revenue and a $1.4 million increase in general and administrative expenses.

Our revenues for the three months ended March 31, 2005, were $11.0 million, compared to $16.0 million for the same period in 2004. This decrease includes a $2.6 million, or 20%, decrease in product revenues and a $2.4 million, or 86%, decrease in engineering service and other revenue. The decrease in product revenues primarily relates to the completion of shipments of heavy-duty fuel cell bus engines in 2004. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program reaching completion and the next generation light-duty fuel cell engine development program being in its early stages, which is wholly funded by us.

Cash used by operations and capital expenditures for the three months ended March 31, 2005, were $24.4 million compared to $27.2 million for the same period in 2004. The decrease in 2005 is primarily due to a smaller increase in working capital requirements driven primarily by a reduction in accounts receivable and a decrease in working capital requirements related to the Ballard Power Systems AG (“BPSAG”) assets and liabilities held for sale, as discussed below.

PENDING SALE OF BPSAG

On July 8, 2004, we entered into a non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, under which it is proposed that DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to us 9.0 million of our common shares that they currently own, valued at $73.8 million, based on the average quoted market price of our common shares around the announcement date of $8.20 per share. These shares will then be cancelled. In addition, the existing forward sale agreement, related to the purchase by us of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million of our common shares to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement required the purchase by us of the remaining 49.9% interest in BPSAG to be completed by November 15, 2004, the agreement was extended and it is expected that it will continue to be extended until the sale of BPSAG is completed.

While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction.  These negotiations have taken longer than initially expected due to the complexity of the transactions and the issues involved.  As an example, as previously disclosed, the reallocation of the responsibility for the development of the electric drives for hybrid vehicles was not originally contemplated in the MOU.  We currently have a right of first offer to supply Ford with electric drives for its hybrid vehicles, and Ford may not compete with us in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles.  During the quarter, we agreed in principle that as part of the transaction, we will remove hybrid electric drives from the scope of the Alliance in exchange for $12.5 million, payable through the return to us of an additional number of our common shares owned by Ford.

Another reason for the delay in completing negotiations relates to issues involved in separating the fuel cell stack business from the fuel cell systems business.  This was more difficult and time consuming than expected due to the close integration of the two businesses and the need to ensure that each of the parties have appropriate flexibility to pursue their respective businesses.

We believe the remaining issues will be resolved during the second quarter of 2005. Completion of the transaction remains subject to the signing of definitive agreements, further approvals of our board of directors and our shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany, all of which are expected to occur in the second half of the year. See also  “Risks and Uncertainties” in our 2005 Annual Information Form.

With respect to our Alliance with DaimlerChrysler and Ford, upon completion of the sale of BPSAG, we will continue to be responsible for the research, development and manufacture of fuel cells for DaimlerChrysler and Ford while DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell support system (balance-of-plant). Under the terms of the MOU, DaimlerChrysler and Ford will also provide us up to $58 million in future funding for our development of the next generation vehicular fuel cell and the next generation electric drive system for fuel cell vehicles, subject to achieving predefined milestones.

As a result of the pending sale of BPSAG, during 2004 we recorded an estimated loss of $23.1 million. This loss resulted from writing down the goodwill of BPSAG based on the estimated proceeds to be received. The overall loss on the sale of BPSAG depends on a number of variables, including changes in our net investment in BPSAG and purchase price adjustments, which include a reimbursement for a portion of the cash operating requirements of BPSAG.

In December 2004, we unconditionally exercised the call notice delivered to DaimlerChrysler and Ford in July 2004 in order to take advantage of the pricing established by the call notice. Under the call notice, DaimlerChrysler and Ford were required to invest CAD$55 million in our common shares upon our request. DaimlerChrysler and Ford completed their CAD$55 million investment under the call notice in January 2005 in exchange for the issuance of 4,457,545 of our common shares.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and to an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to our 2004 annual consolidated financial statements and did not change in the three-month period ended March 31, 2005. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

Revenue Recognition

We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones. There is a risk that a customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. Under the terms of certain contracts, we also earn customer service revenue, which is recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to revenues previously recognized. During the three months ended March 31, 2005 and 2004, there were no material adjustments to engineering service revenue and customer service revenue relating to revenue recognized in a prior period.

Warranty Provision

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews and the resulting adjustments, our warranty provision and cost of product revenues for the three months ended March 31, 2005 and 2004 were reduced by a net amount of $2.5 million and $0.4 million, respectively. The majority of our warranty provision is for transportation-related fuel cell products.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of technology changes, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended March 31, 2005 and 2004, inventory provisions of $0.2 million and $0.3 million, respectively, were recorded as a charge to cost of product revenues.

Investments

We have made strategic investments in other companies or partnerships that are developing technology with potential application in fuel cell products. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment in the value of these investments that requires recognition has occurred. During the three months ended March 31, 2005 and 2004, no write-downs of our investments were recorded.

Intangible Assets and Goodwill

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three months ended March 31, 2005 and 2004, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

Beginning in 2005, we adopted CICA Accounting Guideline 15 Consolidation of Variable Interest Entities (“AcG-15”), which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests, called variable interest entities (“VIEs”).  We have identified potential VIEs and determined that we have no relationships with legal entities that meet the definition of a VIE and therefore the adoption of AcG-15 did not have a significant impact on our consolidated financial statements.

RESULTS OF OPERATIONS

Revenues for the three months ended March 31, 2005, were $11.0 million, a $5.1 million or 31% decrease from the same period in 2004. The decrease in revenues primarily reflects lower engineering service and other revenues and lower product revenues from the Transportation market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended March 31
	2005			2004
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$7,066	$408	$7,474	$9,243	$2,817	$12,060
Power Generation	853	—	853	773	—	773
Material Products	2,661	—	2,661	3,206	—	3,206
	$10,580	$408	$10,988	$13,222	$2,817	$16,039

Transportation product revenues for the three months ended March 31, 2005, decreased by $2.2 million or 24% primarily because in 2004 we completed the shipments of heavy-duty fuel cell bus engines to a customer in California. This was partly offset by higher shipments of light-duty fuel cell engines in the first three months of 2005.

Engineering service and other revenue primarily reflects the achievement of predefined development milestones for our customers, the related costs of which are included in research and development expenses. The decline in engineering service revenue for the three months ended March 31, 2005, as compared to the same period in 2004, resulted from the development phase of the current generation light-duty fuel cell engine program reaching completion in 2004 and the next generation light-duty fuel cell engine program being in the early stages.

Power Generation revenues for the three months ended March 31, 2005 increased by $80,000, or 10%, as compared to the same period in 2004, due primarily to higher sales of our EcostarTM Power Converters.

Material Products revenues for the three months ended March 31, 2005 decreased by $0.5 million, or 17%, compared to the same period in 2004, due primarily to lower vehicle production volumes by our customer.

We expect that the sale of BPSAG will be completed during the second half of 2005.  Consequently, our 2005 financial results will only include a partial year of revenues from BPSAG compared to a full year of BPSAG revenues in 2004.  As a result, we expect revenues for 2005 to decline compared to 2004.  Other contributing factors to the reduction in revenues for 2005 are the lower heavy-duty fuel cell bus engine revenue and lower product deliveries of the current generation light-duty fuel cell engines due to the completion of shipments for the U.S. Department of Energy fuel cell vehicle demonstration program.  Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to be flat to slightly higher in 2005 relative to 2004, and will occur primarily in the second half of

2005.  Power Generation revenue for 2005 is expected to be comparable to 2004, as increased revenues from the sale of our 1kW combined heat and power stationary fuel cell generator will be offset by lower sales of Nexa® and Nexa® RM products.  Material Product revenues are expected to be lower than in 2004 due to lower vehicle production volumes by our customer.

Cost of product revenues for the three months ended March 31, 2005 were $11.4 million, a decrease of $2.7 million or 19% compared to the same period in 2004. The decrease for the quarter primarily resulted from the reversal of accrued warranty liabilities of $2.5 million, due to improved lifetime expectancy for our heavy-duty fuel cell bus engines, and lower revenues. For the three months ended March 31, 2004, cost of product revenues included accrued warranty liability reversals of $0.4 million.

Research and product development expenses for the three months ended March 31, 2005 were $20.3 million, a decrease of $1.4 million or 7%, compared to the same period in 2004. The decrease is primarily due to the reduced spending on Nexa®, Nexa® RM and Airgen™ fuel cell generators and the completion in 2004 of our current light and heavy-duty fuel cell engine development programs. The next generation light-duty fuel cell engine program is in the early stages of development and costs are expected to increase over the next several quarters. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three months ended March 31, 2005, compared to the same period in 2004.

Included in research and product development expenses for the three months ended March 31, 2005 and 2004, were costs of $0.2 million and $4.3 million, respectively, related to our achievement of predefined milestones for our customers under the current development programs for which we earned engineering service revenue.

General and administrative expenses for the three months ended March 31, 2005, were $4.4 million, an increase of $1.4 million or 47%, compared to the same period in 2004. The primary reason for the increase relative to 2004 is the partial reversal of provisions for bonuses during 2004 and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar. Excluding the above noted items, general and administrative expenses for the three months ended March 31, 2005 were comparable to the same period in 2004.

Marketing expenses for the three months ended March 31, 2005, were $2.1 million, a $0.2 million or 7% decrease from marketing expenses in the same period of 2004. The decrease in marketing expenses reflects reductions in personnel as a result of lower sales activities, partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Depreciation and amortization was $6.9 million for the three months ended March 31, 2005, a decrease of $4.8 million or 41% as compared to the same period in 2004. In accordance with GAAP, we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale in July 2004. Lower intangible asset balances in 2005, due to certain write-downs at the end of 2004, also contributed to the lower depreciation and amortization during the quarter.

Investment and other income was $2.3 million for the three months ended March 31, 2005, compared to  $0.5 million for the corresponding period in 2004.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months ended March 31
(Expressed in thousands of U.S. dollars)	2005	2004
Investment and other income	$1,589	$1,398
Foreign exchange gain (loss)	734	(929)
	$2,323	$469

Investment and other income, excluding foreign exchange gain (loss), was $1.6 million for the three months ended March 31, 2005, an increase of $0.2 million, or 14%, compared to the same period in 2004. The improvement is primarily due to higher interest rates, partly offset by the effect of lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. The foreign exchange gain for the three months ended March 31, 2005 results primarily from a foreign exchange gain on the CAD$55 million (U.S.$44.9 million) received in equity financing in January from DaimlerChrysler and Ford due to a 1.3% strengthening of the Canadian dollar relative to the U.S. dollar. The foreign exchange loss for the three months ended March 31, 2004, resulted from a 1.4% weakening of the Canadian dollar, relative to the U.S. dollar, on a higher balance of Canadian net monetary assets.  While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $260.5 million as at March 31, 2005, an increase of $20.2 million from the end of 2004. The increase was primarily driven by $44.9 million (CAD$55 million) in equity funding received in January 2005 from DaimlerChrysler and Ford, partly offset by net losses (excluding non-cash items) of $21.8 million, an increase in non-cash working capital requirements of $2.1 million and investing outflows of $0.7 million (excluding an increase in short-term investments).

Cash used by operations for the three months ended March 31, 2005, was $23.9 million compared to $26.9 million for the corresponding period in 2004. The lower cash requirements for the three months ended March 31, 2005 were driven primarily by lower period-over-period increases in non-cash working capital requirements.

For the three months ended March 31, 2005, working capital requirements resulted in cash outflows of $2.1 million compared to cash outflows of $4.5 million for the corresponding period in 2004. The cash outflow related to working capital for the three months ended March 31, 2005 was primarily driven by a decline in accounts payable and accrued liabilities from the beginning of the year due to the timing of the payment of bonuses and reduced expenditures relative to the preceding quarter, a decrease in inventory due to service requirements for heavy-duty fuel cell bus field trials, a decline in deferred revenue as we met obligations to provide services and recognized as revenues previously received deposits and a decrease in accrued warranty liabilities because of a reversal of heavy-duty warranty obligations. These increases in working capital requirements were partly offset by lower accounts receivable due to reduced revenues and lower working capital requirements related to assets and liabilities held for sale, which represent changes in the non-cash working capital of BPSAG. BPSAG’s working capital requirements decreased during the quarter primarily due to lower accounts receivable resulting from invoice timing and lower revenues, and reduced inventory due to shipments of product to Transportation customers, partly offset by lower accounts payable and accrued liabilities due to the timing of the payment of bonuses for 2004 and reduced spending relative to the preceding quarter of December 2004.

Investing activities resulted in cash outflows of $63.3 million compared to cash outflows of $53.2 million during the corresponding period in 2004. Changes in short-term investments are primarily driven by our investment decisions in response to swings in yield curves in order to maximize investment returns.  The increase in investments for the three months ended March 31, 2004, represents cash investments in our associate company, EBARA BALLARD Corporation and Chrysalix Energy Limited Partnership of $1.7 million and $0.4 million, respectively. Capital spending of $0.5 million for the three months ended March 31, 2005 was primarily for lab and test equipment and computer equipment.

Financing activities resulted in cash inflows of $44.9 million for the three months ended March 31, 2005, reflecting equity funding received in January 2005 from DaimlerChrysler and Ford.

As at April 18, 2005, we had 123,678,338 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had stock options to purchase 6,492,615 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2005, we had cash, cash equivalents and short-term investments totaling $260.5 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our success in developing new relationships with automotive customers, the timing of our customers’ product introductions and their impact on our sales, our working capital requirements, foreign exchange fluctuations, the results of our development and demonstration programs, and whether or not we complete the pending sale of BPSAG. We expect our funding requirements to be met through our cash resources, product and engineering service revenues, licensing revenues, government funding of research and development projects, and additional equity contributions from public markets or strategic investors which may be required depending on the impact on cash requirements from the various factors described above.

The following table provides pro-forma selected financial results adjusted for the effects of the sale of BPSAG. The management proxy circular to be delivered to shareholders in connection with the transaction will contain detailed pro-forma financial information.

(Expressed in thousands of U.S. dollars)

	Three months ended March 31, 2005		Year ended December 31, 2004
	Pro-Forma	As Reported	Pro-Forma	As Reported
Revenue	$6,383	$10,988	$61,805	$81,373
Operating Expenses	$26,834	$33,657	$118,638	$157,530
Net Loss	$(24,955)	$(32,446)	$(124,065)	$(175,407)

In conjunction with negotiating the transaction contemplated by the MOU, we are developing detailed program plans for the next generation light-duty fuel cell and electric drive products together with DaimlerChrysler and Ford. Under the proposed terms of the transaction, DaimlerChrysler and Ford will provide us with up to $58 million in engineering service revenue, subject to achievement by us of predefined milestones, for the next generation vehicular fuel cells and the next generation electric drive system programs. This excludes product revenues expected from these programs.

We expect cash requirements from operations and capital expenditures during 2005 to be between $85 million and $100 million, assuming the sale of BPSAG is completed in the second half of 2005 and that no significant changes in foreign exchange rates occur.  The potential increase in cash requirements from operations and capital expenditures in 2005, before any purchase price adjustments, compared to 2004 reflects higher research and development expenditures for our next generation product and technology programs, and changes in working capital requirements related to higher warranty expenditures for field trials and increased receivables related to the timing of engineering service revenue late in 2005.

As contemplated in the MOU, the impact on our cash position from the cash requirements of BPSAG will be offset at closing through a purchase price adjustment, which will be shown as a cash inflow from investing activities on the statement of cash flows. Therefore, we expect the net impact on our cash requirements from operations and capital expenditures in 2005 to be between $60-$80 million.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities for at least the next several years.

Off-Balance Sheet Arrangements & Contractual Obligations

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our foreign exchange risk. However, as at March 31, 2005, there were no forward exchange contracts outstanding. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our net loss.

As at March 31, 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2004.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. The prices and terms of sale and purchase transactions with related parties are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD GmbH and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also in the past purchased intellectual property and obtained from and granted licenses to related parties.

Related party transactions for the periods indicated are as follows:

	Three months ended Mar 31
(Expressed in thousands of U.S. dollars)	2005	2004
Transactions during the period with related parties:
Revenues from fuel cells, engineering services and related equipment	$6,439	$6,791
Purchases	$272	$509
Contract research and development expenditures	$111	$277

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended
(Expressed in thousands of U.S. dollars, except per share amounts)	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
Product revenues	$10,580	$16,335	$22,611	$15,407
Engineering service and other revenue	408	4,199	1,019	5,763
Total revenue	$10,988	$20,534	$23,630	$21,170

Net loss	$(32,446)	$(55,108)	$(52,581)	$(30,555)
Net loss per share	$(0.26)	$(0.46)	$(0.44)	$(0.26)
Weighted average common shares outstanding (000s)	122,732	118,694	118,515	118,385

	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003
Product revenues	$13,222	$22,035	$18,259	$23,024
Engineering service and other revenue	2,817	7,118	9,907	6,125
Total revenue	$16,039	$29,153	$28,166	$29,149

Net loss	$(37,163)	$(37,211)	$(31,192)	$(33,407)
Net loss per share	$(0.31)	$(0.31)	$(0.27)	$(0.28)
Weighted average common shares outstanding (000s)	118,245	118,186	118,109	117,484

Summary of Quarterly Results:  There are no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods are affected primarily by the following factors:

•                  Engineering service and other revenue: Variations in engineering service and other revenue reflect the timing of customer development programs and milestone achievements under those programs. Lower engineering service revenue negatively impacted the first quarter of 2005 and each of the quarters of 2004 relative to the comparative periods in the prior year. Lower engineering service and other revenue during 2005 and 2004 reflect the completion of the current generation light-duty fuel cell engine development program.

•                  Loss on assets held for sale:  The net loss for the third quarter of 2004 was significantly impacted by a $23.1 million loss on assets held for sale related to the pending sale of BPSAG, partly offset by lower depreciation and amortization, as we ceased recording depreciation and amortization on assets held for sale.

•                  Loss on disposal and write-down of long-live Assets:  The fourth quarter of 2004 included a write-down of $13.2 million of intellectual property. The net loss for the fourth quarter of 2004 and the second and fourth quarters of 2003 also reflects write-downs of investments of $2.5 million, $7.3 million and $5.3 million, respectively.

•                  Foreign exchange gains:  Foreign exchange gains were particularly significant in the second and fourth quarters of 2003 when they were $8.3 million and $3.0, respectively.

•                  Operating Expenditures:  For the first quarter of 2005 and for each of the quarters in 2004, quarterly operating expenditures decreased relative to the corresponding periods in prior years, primarily due to the winding-down of the current generation light-duty engine program and the benefits of cost reduction initiatives and restructuring activities as well as lower depreciation in the third and fourth quarters of 2004.

•                  Depreciation and amortization: Depreciation and amortization in the first quarter of 2005 and third and fourth quarters of 2004 was lower because we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale. Depreciation and amortization in the first quarter of 2005 was also lower because of a write-down of intellectual property in December 2004.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2005 Annual Information Form and remain substantially unchanged.